

November 20, 2007

<u>*VIA EDGAR AND OVERNIGHT MAIL*</u>

Ms. Elaine Wolff
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549-7010

Re: Cardtronics, Inc.
    Registration Statement on Form S-1/Amendment No. 2
    Filed November 9, 2007
    File No. 333-145929

Dear Ms. Wolff:

Set forth below are the responses of Cardtronics, Inc., a Delaware corporation (the "*Company*" or "*we*"), to comments received from the staff of the Division of Corporation Finance (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") by letter dated November 16, 2007, with respect to the Company's Form S-1 initially filed with the Commission on September 7, 2007, File No. 333-145929 (the "*Registration Statement*"). We have filed through EDGAR and enclosed herewith five courtesy copies of Amendment No. 3 ("*Amendment No. 3*") to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in italicized text. All page references we use in our responses to the Staff's comments refer to the pages of Amendment No. 3.

<u>General</u>

1. *We have reviewed your response to comment number 15 of our letter dated November 2, 2007. Please revise your consolidated statement of operations for the nine months ended September 30, 2007 and 2006 to include the appropriate disclosures required by SAB 11B. Additionally, please revise your discussion of gross margin within Management's Discussion and Analysis to include the gross margin percentage inclusive of depreciation, accretion, and amortization. Lastly, please ensure that other parts of your document have been revised to comply with SAB 11B, including risk factors, business overview, and the key operating metrics.*

3110 Hayes Road, Suite 30(
Houston, TX 77082
800.786.9666
www.cardtronics.com



Response: As discussed with the Staff in our telephone conference on November 19, 2007, our consolidated statements of operations for the nine months ended September 30, 2007 and 2006 include the appropriate disclosures required by SAB 11B. In response to the second portion of this comment, we have revised our discussion of gross margin within Management's Discussion and Analysis to include a discussion of the gross margin percentage inclusive of depreciation, accretion, and amortization for the three and nine months ended September 30, 2007 and 2006 and for the years ended December 31, 2006, 2005, and 2004. Reference is made to pages 69, 71, 72, 79, and 80 of Amendment No. 3. Finally, we have revised all other parts of the Registration Statement to comply with SAB 11B. Reference is made to pages 12, 14, 22, 43, 44, 60, 63, 65, 66, and 67 of Amendment No. 3

Prospectus Summary, page 1

Our Business, page 1

2. *On page 2 through 3, you indicate that you recorded a substantial impairment related to one specific merchant contract acquired in 2004. If this is one of your top five merchants disclosed on page 16, please disclose the name of the merchant.*

Response: We have revised the Registration Statement to reflect that the $5.1 million impairment recorded in the third quarter of 2007 related to our merchant contract with Target. Reference is made to pages 2, 28, 62, 74, and F-14 of Amendment No. 3.

Certain of our directors may have conflicts of interest because they are affiliated with significant stockholders. The resolution of these conflicts of interest may not be in our or your best interest, page 31

3. *In this risk factor, you list Fred Lummis and Mike Wilson as directors that may have a conflict, but you did not list Roger Kafker. Please revise or advise us why you did not include Mr. Kafker.*

Response: We wish to advise the Staff that Roger Kafker of TA Associates is not listed within this risk factor as we anticipate that Mr. Kafker will resign from our Board of Directors upon the pricing of our initial public offering. This information was previously disclosed on page 117 of Amendment No. 2 and is currently disclosed on page 119 of Amendment No. 3.

Dilution, page 38

4. *Please tell us how you have calculated the pro forma shares of common stock owned by existing stockholders, and if this amount includes the 9.6259 to 1 stock split that is to occur in connection with this offering subsequent to the effectiveness of the registration statement.*



Response: We have revised the Registration Statement to clarify that the 26,076,196 pro forma shares of common stock shown on page 38 of Amendment No. 3 does give effect to the 9.6259 to 1 split that is to occur in connection with this offering and subsequent to the effectiveness of the registration statement. Additionally, we wish to advise the Staff that the amount of shares to be held by our existing stockholders on a pro forma basis is calculated as the sum of (i) the 16,987,162 shares of common stock outstanding as of September 30, 2007, after giving effect to the estimated 9.6259 to 1 split; (ii) the 339,034 shares of common stock issuable upon conversion of our Series B Convertible Preferred Stock (other than the Series B shares held by TA Associates), after giving effect to the 9.6259 to 1 split; and (iii) the 8,750,000 shares of common stock issuable upon conversion of the Series B Convertible Preferred Stock held by TA Associates, assuming an offering price at the mid point of the range set forth on the cover of the prospectus and the application of a 1.0161 Make-Whole Conversion Rate (rounded to four decimals for simplicity) and the estimated 9.6259 to 1 split.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 49

5. *We note your disclosure for the estimate of the total purchase price for the acquisition of the 7-Eleven Financial Services Business, which you completed on July 20, 2007. Please update this note, as well as the related pro forma adjustments, to ensure amounts noted for the total purchase price consideration here as well as in your Condensed Consolidated Financial Statements for the period ended September 30, 2007 are consistent.*

Response: We have revised the Registration Statement to ensure that (i) the total purchase price consideration and our preliminary allocation of that consideration shown within Note 2 of the unaudited pro forma condensed consolidated financial statements is consistent with (ii) the total purchase price consideration and our preliminary allocation of that consideration that is included within Note 2 to the condensed consolidated financial statements for the period ended September 30, 2007. Revisions made to Note 2 of the unaudited pro forma condensed consolidated financial statements did not require any modifications to the pro forma adjustments themselves. Reference is made to page 50 of Amendment No. 3.

The ATM Industry, page 96

6. *We note your response to comment 10 of our letter dated November 2, 2007. Please clarify that you have obtained permission to use the copyrighted information obtained from sources other than 2008 EFT Data Book and Retail Banking Research, including, but not limited to, information obtained from ATM&Debit News and Dove Consulting.*

Response: We have obtained permission from all sources of copyrighted information presented in the Registration Statement. In addition, we have revised the Registration Statement to identify both that such information is copyrighted and that we have obtained permission for its use. Reference is made to pages 99 and 100 of Amendment No. 3.



Additionally, the only copyrighted information presented in the Registration Statement appears under the "U.S. Average Surcharge Rates" and "U.S. Cash Usage Trends" charts on pages 99 and 100. Other information presented in the Registration Statement derived from third party sources have been cited to the applicable third party.

Outstanding Equity Awards at Fiscal 2006 Year-end, page 131

7. *We note your response to comment 11 of our letter dated November 2, 2007, and your disclosure that the value of the common stock was estimated at December 31, 2006. Please revise to disclose the basis for this estimate.*

Response: We have revised the Registration Statement to disclose the basis for the estimate of the fair value of the Company's common stock. Reference is made to page 133 of Amendment No. 3.

Principal and Selling Stockholders, page 138

8. *In the third paragraph, the number of shares to be issued differs from the amounts presented in your response letter to comment 1 of our letter dated November 2, 2007. Please explain the difference.*

Response: We wish to advise the Staff that the cause of the 3,215,893 difference between the 37,624,811 shares presented in the third paragraph on page 138 of Amendment No. 2 and the 34,408,918 shares presented in Annex A of our response letter to you dated November 8, 2007 to comment 1 of the Staff's letter dated November 2, 2007 is twofold. The primary difference is that, pursuant to the requirements of Item 403 of Regulation S-K, the amount presented in the third paragraph on page 138 includes an additional 3,215,282 of shares of common stock subject to options held by beneficial owners that are exercisable or that will be exercisable within 60 days of November 1, 2007. Both amounts give effect to the stock split of our common stock that will occur immediately prior to the closing of the offering. The inclusion of the options shares accounts for 3,215,282, or over 99%, of the 3,215,893 difference between the third paragraph on page 138 and the amount presented on our Annex A. The remaining difference of 611 shares is the result of our use of a rounded TA Make-Whole Conversion Rate of 1.0161 in our response letter versus the use of the actual conversion rate, which contains ten additional decimal places (1.01613953454135), for the third paragraph on page 138. As indicated at the bottom of Annex A to our previous response letter, certain amounts vary slightly between examples due to rounding. This also applies to amounts presented within the response letter and amounts presented within the Registration Statement.

In order to assist your understanding of the relationship between the numbers included in Annex A of our letter to you dated November 8, 2007, and the share numbers presented on page 138 of Amendment No. 2 (and page 140 of Amendment No. 3), we have included a comparison of those numbers as well as an explanation of the differences in the table below:



Page 138	Annex A	Difference
• 16,987,162 shares outstanding	• 17,326,016 Non-TA, pre-IPO shares	• Annex A includes 339,034 shares representing the conversion of Series B shares not held by TA and described separately on page 138 • Remaining difference is attributable to rounding as described above
• 339,034 shares to be issued on conversion of non-TA Series B	• Not broken out in Annex A, but included in total as described above	• Remaining difference attributable to rounding
• 8,750,000 shares to be issued on conversion of TA Series B	• 8,749,569 TA Shares	• Difference attributable to rounding
• 3,215,282 shares to be issued on exercise of vested options and options vesting within 60 days	• N/A	• Option shares required to be included in beneficial ownership table pursuant to Item 403 of Regulation S-K. These shares were not reflected on Annex A.
• 37,624,811 shares that will be issued and outstanding	• 34,408,918 total shares	• Annex A does not include the 3,215,282 option shares • Remaining difference attributable to rounding

9. *In the table presented on pages 139 through 140, it is very difficult to read the information presented due to the tiny font size. Please increase the size of the font.*

Response: The Registration Statement has been revised to increase the size of the font in the principal and selling stockholders table. Reference is made to pages 141 and 142 of Amendment No. 3.

Underwriting, page 157

10. *On page 162 of the revised registration statement, you have added disclosure noting that "more than 10% of the proceeds of this offering, not including underwriting compensation, may be received by affiliates of the underwriters." Please revise the summary and the risk factors section to include appropriate and detailed disclosure regarding the risks associated with the fact that the underwriters have an interest in the offering beyond the discounts and commissions they receive for serving as underwriters and the resulting risks associated with their underwriter due diligence obligation. Please provide us with all correspondence between FINRA and the underwriters*



Page 138	Annex A	Difference
• 16,987,162 shares outstanding	• 17,326,016 Non-TA, pre-IPO shares	• Annex A includes 339,034 shares representing the conversion of Series B shares not held by TA and described separately on page 138 • Remaining difference is attributable to rounding as described above
• 339,034 shares to be issued on conversion of non-TA Series B	• Not broken out in Annex A, but included in total as described above	• Remaining difference attributable to rounding
• 8,750,000 shares to be issued on conversion of TA Series B	• 8,749,569 TA Shares	• Difference attributable to rounding
• 3,215,282 shares to be issued on exercise of vested options and options vesting within 60 days	• N/A	• Option shares required to be included in beneficial ownership table pursuant to Item 403 of Regulation S-K. These shares were not reflected on Annex A.
• 37,624,811 shares that will be issued and outstanding	• 34,408,918 total shares	• Annex A does not include the 3,215,282 option shares • Remaining difference attributable to rounding

9. *In the table presented on pages 139 through 140, it is very difficult to read the information presented due to the tiny font size. Please increase the size of the font.*

Response: The Registration Statement has been revised to increase the size of the font in the principal and selling stockholders table. Reference is made to pages 141 and 142 of Amendment No. 3.

Underwriting, page 157

10. *On page 162 of the revised registration statement, you have added disclosure noting that "more than 10% of the proceeds of this offering, not including underwriting compensation, may be received by affiliates of the underwriters." Please revise the summary and the risk factors section to include appropriate and detailed disclosure regarding the risks associated with the fact that the underwriters have an interest in the offering beyond the discounts and commissions they receive for serving as underwriters and the resulting risks associated with their underwriter due diligence obligation. Please provide us with all correspondence between FINRA and the underwriters*

relating to this aspect of the offering.

<u>Response</u>: In response to your comment, we have revised the Registration Statement. Reference is made to pages 9, 31, 32, and 165 of Amendment No. 3. We have also attached to this response the most recent FINRA COBRA filing, which constitutes a

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composite of all submissions related to this offering. Correspondence with FINRA regarding the proceeds directed to underwriters and the compensation received by underwriters may be found on pages 11 and 18 of the attachment. In addition, FINRA has reviewed the underwriters' submission and on October 18, 2007 the underwriters received a no objections opinion from FINRA, a copy of which is attached hereto.

Should the Staff have any questions or comments, please contact the undersigned at 281-892-0128 or David Oelman of Vinson & Elkins L.L.P. at 713-758-3708.

Very truly yours,

CARDTRONICS, INC.

By: */s/ J. Chris Brewster*

J. Chris Brewster
Chief Financial Officer

cc: Mark Rakip (Commission)
Kevin Woody (Commission)
Stacie Gorman (Commission)
David Palmer Oelman (Vinson & Elkins L.L.P.)